

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 1, 2011

Via Facsimile and U.S. Mail
Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois
60604

> **Re:** **CNA Surety Corporation**
> **Schedule TO-T/A filed by Surety Acquisition Corporation,**
> **Continental Casualty Company and The Continental Corporation**
> **(the "CNA Group")**
> **Filed May 27, 2011**
> **File No. 005-51709**
>
> **Schedule 13e-3 filed by the CNA Group and CNA Surety Corporation**
> **and Loews Corporation**
> **Filed May 11, 2011**
> **File No. 005-51709**

Dear Mr. Kantor

 We have limited our review of the filings listed above to those issues we have addressed in our comments.

Schedule 13e-3

1. The Schedule 13e-3 does not incorporate the most recently filed amendments to Schedule TO. Please file an amendment to Schedule 13e-3 to incorporate the amended disclosure documents each time updated information is included in an amended Schedule TO.

2. We note your response to prior comment 1. As done in your response, revise to clarify in your next amendment that the exhibit is incorrectly dated but consists of the same materials referenced in the Offer to Purchase.

3.   In your response to prior comment 3 and in the Offer to Purchase, you include ambiguous statements regarding the status of Loews as a filing person for Schedule 13e-3. By virtue of Loews filing the Schedule 13e-3, it has acknowledged its status as a filing person. As such, it is inappropriate to imply in your disclosure that Loews could "arguably be considered" or "in the case of Loews,… may be required" to comply with the disclosure requirements set forth in Rule 13e-3. Revise to clarify without qualification throughout that Loews is a filing person for purposes of Schedule 13e-3.

Exhibit (a)(1)(i)
Special Factors, page 9
Background, page 9

4.   We partially reissue prior comment 3. In your response to prior comment 2, you indicate that management of CNA Financial also discussed the offer with, and provided updates to, the management of Loews. Revise the background discussion to provide details regarding when these discussions occurred, the material items discussed relating to the terms of the transaction or alternatives being considered and the persons (including any advisors) who were present.

5.   We partially reissue prior comment 3. Please revise to discuss the benchmarking analysis provided to CNA Financial Group by its financial advisor. We note that required disclosure of the background leading up to the transaction, inclusive of the reasons for engaging in the going private transaction is a separate and distinct requirement from the disclosure requirement regarding the fairness of the transaction. Please separately address how CNA Financial Group considered the benchmarking presentation. Refer generally to Item 7 of Schedule 13e-3 and corresponding Item 1013 (b) and (c) of Regulation M-A.

Position of the CNA Financial Group…, page 14

6.   We partially reissue prior comment 5. Further to our comment 3 above regarding the removal of qualifying and ambiguous language, please revise the SCH TO-T/A to state, without qualification, why each filing party is undertaking the going private transaction at this time. In this regard, we note the ambiguous language in the amended Schedule TO filed on May 27, 2011 under the third revision.

7.   We partially reissue prior comments 7 and 9. Please revise to clarify that the CNA Financial Group expressly adopts the analyses in the Schedule 14D-9, as amended. We remind you that if the analyses adopted by CNA Financial Group does not address certain factor(s) listed in Instruction 2 to Item 1014 that were considered by CNA Financial Group, then CNA Financial Group is required to provide a reasonably detailed discussion of its own consideration of such factor(s). For example, although the Special Committee's analyses did not consider the going concern value of CNA Surety, you disclose that CNA Financial Group assessed the fairness of the transaction in relation to

"the going-concern value of CNA Surety on a stand-alone basis." Revise to provide a reasonably detailed discussion of this factor given its apparent relevance to the CNA Financial Group.

8.   We reissue prior comment 10. Please disclose the ratio of earnings to fixed charges as required by Item 1010 (c) of Regulation M-A. Please note that the cross reference to which you refer in your response does not eliminate the disclosure requirements specified in Schedule 13e-3.

Closing Information

Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from the filing party a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.


Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions


Cc (via facsimile):   Gary Horowitz, Esq.
        Chris May, Esq.
        Simpson Thatcher & Bartlett LLP